TESCO PLC

TESCO HOUSE, DELAMARE ROAD,
Telephone: 01992 632222 Ext.

07025359

RECEIVED
2007 JUL 18 P 1:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mr. Paul M. Dudek
Securities & Exchange Commission
Office of International Corporate Finance
Mailstop 3628
100 F St, NE
Washington D.C. 20549
United States of America

Share Schemes Team
Tesco plc
Tesco House
Delamare Road
Cheshunt
Herts EN8 9SL

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

SUPPL

Ref: GLH/ADR/12g/SEC

18 June 2007

Dear Mr Dudek,

Re: Tesco PLC
SEC File No. 082-03277
Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Reference is hereby made to the letter dated 4th May 2007 (the "Letter of Reinstatement") provided to the Securities and Exchange Commission (the "Commission") by Tesco PLC, a company incorporated under the laws of England and Wales (the "Company"), in order to reinstate an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Letter of Reinstatement by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site and through an electronic information delivery system generally available to the public in its primary trading market, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The addresses of the Company's web site and electronic information delivery system on which such information will be published are www.tescocorporate.com/rnsnewsreleases.htm and www.londonstockexchange.co.uk/en-gb/pricesnews/marketnews/marketnews.htm . At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange

dlw
7/19

Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact me via e-mail to gabbi.hatton@uk.tesco.com or by telephone +44 1992 644797.

Yours sincerely,

Gabbi Hatton
Share Schemes Manager
Corporate & Legal Affairs
Tesco plc

cc. Zafar Aziz, Vice President - Depositary Receipts, Deutsche Bank AG London
Chris Griffith, Investor Relations Manager, Tesco PLC
Helen O'Keefe, Corporate Governance & Shares Manager, Tesco PLC

END